

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 3, 2012

<u>Via E-mail</u>
Edward H. Murphy
President and Chief Executive Officer
IZEA, Inc.
150 N. Orange Avenue
Suite 412
Orlando FL 32801

> **Re: IZEA, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed March 28, 2012**
> **Form 10-Q for the Fiscal Period Ended March 31, 2012**
> **Filed May 15, 2012**
> **File No. 333-167960**

Dear Mr. Murphy:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Risk Factors, page 11

1. In future filings please add a risk factor disclosing the risks associated with your senior secured promissory note discussed on page 30, including the risk that the holders may convert all or any portion of the note into securities of the company (including, in some circumstances, at a conversion price equal to 90% of the closing price of your common stock), and the resulting dilutive effect such conversion would have on your existing stockholders.

Edward H. Murphy
IZEA, Inc.
July 3, 2012
Page 2

"Investor relations activities, nominal "float" and supply and demand factors…," page 22

2. In future filings please explain the nature of the investor awareness activities your investors may engage in.

3. In future filings please expand your disclosure to clearly state the risk that the activities described in this risk factor may subject you to liability under the Securities Act of 1933.

Operating Expenses, page 28

4. We note your reference to $1,216,000 in investor relations costs in 2011 and your statement that you expect that your professional fees will continue to increase as you expand your reporting and investor relations efforts as a public company. In future filings please expand your disclosure to clarify whether you expect to conduct an investor marketing campaign of similar magnitude and expense in future periods.

Form 10-Q for the Fiscal Period Ended March 31, 2012

Management's Discussion and Analysis…, page 16

Revenues, page 17

5. Please revise your disclosure in future filings to clarify your reference to "customer conversions."

Liquidity and Capital Resources, page 18

6. Tell us where you disclosed your May 4 and May 15, 2012 issuance of promissory notes and sale of common stock similar to your disclosure on page 32 of your S-1 filed on June 5, 2012.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Leigh Ann Shultz, Staff Accountant, at 202-551-3628 or Carlos Pacho, Senior Assistant Chief Accountant, at 202-551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Plowgian, Staff Attorney, at 202-551-3367, Celeste M. Murphy, Legal Branch Chief, at 202-551-3257, or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

cc: Spencer G. Feldman, Esq.